                                                                  Exhibit 16c(5)

                                 March 26, 2003

Board of Directors
BCT International, Inc.
3000 NE 30th Place
5th Floor
Fort Lauderdale, Florida 33306

Gentlemen:

     The Company has, during the past eighteen to twenty-four months, gone through some changes and new circumstances that have required increased attention from our Board and the formation of an Independent Special Committee, composed of the two of us. The Special Committee was formed by the Board on June 19, 2001 to (i) consider the terms and conditions of a "going private" transaction proposed by Bill Wilkerson, and (ii) consider any other bona fide offers made to the Company in this respect.

     The "going-private" program, started in mid-2001, was not successfully completed. At that time, the Board felt that a "going private" transaction would give shareholders a liquidity opportunity at a difficult time for the Company and for the market for small company shares. In support, the Board agreed to underwrite a significant change in the Company's shareholding by employing the Company's assets to guarantee a $2 million bank loan provided to Bill to enable him to acquire Company shares. The outcome was that Bill increased his shareholding from approximately 20% to over 50% of the outstanding stock. One proviso was that the Company could for a year purchase these newly acquired shares, at Bill's cost, via an option that expires this April 15th. This was designed to give the Board flexibility in the event that Bill did not complete the "going-private" transaction.

     In October 2002, several months after the "going-private" transaction had been terminated, the Company received a letter from New Valley Corporation, indicating its preliminary interest in acquiring all of the Company's stock at between $1.25 and $1.75 per share. Since new management and initiatives were showing promise of significantly increasing the value of the Company and, presumably, the price that an acquirer would be willing to pay, we elected to defer a definitive response to New Valley until the Company's new business plan was fully prepared and an analysis of the Company's value giving effect to the new business plan could be obtained. The most recent direct contact with New Valley was a letter from this Special Committee indicating that the Board valued the Company at a higher level than before given recent performance and the business plan. They have since verbally indicated to Capitalink a fairly lukewarm interest given the expiring option and potentially higher price they would be required to pay.

     During this same overall period of time, the Company has achieved a substantial improvement in operating performance and debt collection under the "new" day-to-day leadership of Hank Johnson and his team. This current and potential performance was reflected in the detailed Business Plan created by management at the end of last year and the beginning of this year.

     The business plan was partly developed with input provided by Edison Partners, a well recognized financial advisory organization. They were also asked to provide a professional valuation, given the new business plan.

Board of Directors
BCT international, Inc.
March 26,2003
Page 2

     Throughout this process, Capitalink and Gardner, Carlton & Douglas have provided professional guidance and advice to Phil and me. Capitalink has provided a valuation and some recommendations for the Board to consider. These are addressed in the attached letter.

     It is apparent given the Company's current and potential cash pool, together with the spread of valuations provided by both Edison and Capitalink, that there is an opportunity for the Board to unlock some value for the benefit of all the shareholders, without diminishing the Company's ongoing development. At a minimum, the Special Committee recommends that the Board immediately approve the exercise by the Company of its option to purchase for $0.90 per share the approximately 454,000 shares acquired by Bill at $0.90 per share during his "going-private" attempt.

     As Directors of the Company, we respectfully suggest that during the remaining option period the Board also seriously consider and act on one or more of the other suggestions contained in the attached letter from Capitalink designed to enhance shareholder value, assuming that Bill still does not wish to extend the option period and given no further interest from New Valley at an acceptable higher valuation.

     We believe that the functions and responsibilities of the Special Committee as authorized by the Board in June 2001 have now been completed.

                                         Sincerely,


                                 /s/ Jeff Hewson            /s/ Philip Pisciotta
                                 ---------------            --------------------
                                     Jeff Hewson                Philip Pisciotta

                                                    Attachment to Exhibit 16c(5)
                                                  ______________________________
[LOGO] CAPITALINK                                 Columbus Center
Smart Investment Banking(__)                      One Alhambra Plaza, Suite 1410
                                                  Coral Gables, Florida 33134

                                                    Phone 305-446-2026
                                                      Fax 305-44_-2926
                                                  www.capitalinklc.com

     March 25, 2003

     Mr. Jeffrey K. Hewson
     Chairman
     Independent Committee of the Board of Directors
     BCT International, Inc.
     3000 N.E. 30th Place
     5th floor
     Fort Lauderdale, FL 33306

     Dear Jeff:

     Pursuant to the Agreement dated January 21, 2003 between Capitalink, L.C. ("Capitalink") and the Independent Committee of the Board of Directors of BCT International, Inc. (the "Independent Committee"), Capitalink has been retained to assist and advise the Independent Committee in connection with the potential purchase of the outstanding shares of common stock of BCT International, Inc. (the "Company") by merger or otherwise. The Company has received an indication of interest from New Valley Corporation ("New Valley") to acquire the Company's outstanding shares of common stock.

     In providing the recommendations set forth below, we took into account our assessment of general economic, market and financial conditions as well as our experience in similar types of transactions and securities valuations generally.

     We also (i) reviewed publicly available financial information and other data with respect to the Company, including the quarterly report on Form 10-QSB for the quarterly period ended November 30, 2002, the annual report on Form l0-KSB for the fiscal year ended February 28, 2002, and the draft balance sheet as of February 28, 2003 (ii) reviewed and analyzed the Company's current capitalization table on a basic and fully-diluted basis,
     (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of the Company,
     (iv) considered the historical financial results and present financial condition of the Company, (v) reviewed and analyzed the Company's business plan and financial projections based on three potential scenarios - base case, Company store case and satellite store case (the "Scenarios") and varying combinations of the Scenarios, (vi) reviewed and analyzed the Company's notes receivable, (vii) reviewed and analyzed the Company's projected unlevered

Mergers & Acquisitions | Fairness Opinions & Valuations | Restructuring | Capital Raising | Financial Advisory

     March 25, 2003
     Page 2

     free cash flows under each of the Scenarios, and prepared discounted cash flow analyses based on various assumptions with respect to the Company's weighted average cost of capital and terminal values, (viii) reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of the Company, (ix) analyzed and reviewed the impact on the Company's capitalization of various combinations of (a) the repurchase of certain tranches of shares from Mr. Wilkerson, (b) the repurchase of shares from the public, and (c) a cash distribution to shareholders through a dividend, (x) inquired about and discussed the Company's options and other matters related thereto with Company management and its legal counsel, and (xi) performed such other analyses and examinations as were deemed appropriate.

     We have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information and we have further relied upon the assurances of Company management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial projections utilized, we assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such projections provide a reasonable basis upon which we could form a recommendation. We have not made a physical inspection of the properties and facilities of the Company, and have not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the Company. Further, we have not reviewed existing, or been requested to make recommendations regarding, management stock option plans, employment agreements or similar incentive-based information.

     The following factors are important in our recommendation of potential undertakings by the Independent Committee and Board to maximize shareholder value:

          1. We have specifically been asked not to market the Company and seek out alternative offers.

          2. The Company has a significant amount of cash - approximately $4.8 million ($0.94 per share) - as of November 30, 2002.

          3. The closing price of the Company's common stock was $0.92 per share as of March 24, 2003, while an analysis of the discounted cash flow of the Company's base case financial projections resulted in an average of the equity value per share equal to approximately $2.00.

          4. The Company has formulated an alternative business plan, utilizing the Company store and satellite store cases (the "Alternative Plan"), which indicates a current value of the Company's common stock of approximately $2.50 per share.

          5. The indication of interest from New Valley places a value range of $1.25 to $1.75 per share.

     As discussed in our meeting of February 24, in subsequent conversations, and as set forth in the analysis attached hereto, we believe that, at a price of $0.92 per share, the Company is currently undervalued and that the Board should consider various alternatives in an attempt to "unlock" the unrecognized value.

     March 25, 2003
     Page 3

     You will recall that the first alternative we recommended to the Independent Committee was to see if Mr. Wilkerson would attempt to acquire the balance of the Company's shares that he does not beneficially own by utilizing the Company's cash balances through a self-tender offer at $2.00 per share. The Independent Committee subsequently informed us that Mr. Wilkerson rejected this alternative because he felt it would unduly leverage the Company. It should be noted that our analysis does not indicate that this would be the case. We then recommended as an alternative that Mr. Wilkerson extend the expiration date of the options to purchase shares beneficially owned by Mr. Wilkerson in order to allow the Company to negotiate with New Valley. The Independent Committee subsequently informed us that Mr. Wilkerson also rejected this alternative.

     Based upon the foregoing, we recommend that the Independent Committee undertake the following steps:

          A. Determine New Valley's interest in acquiring the outstanding shares of common stock of the Company at a valuation range in excess of $1.75 per share.

          B. Further, we recommend that the Company immediately exercise its option to purchase approximately 454,000 shares at an exercise price of $0.90 per share from Mr. Wilkerson.

     If the Company receives an indication that New Valley would not be interested in acquiring the Company at values greater than $1.75 per share, the Independent Committee has requested we consider (i) the Independent Committee's preference to buy a portion of Mr. Wilkerson's shares in order to reduce his ownership interest to approximately 45.0%/l/, and (ii) the Independent Committee's desire to return cash to its shareholders either through a public tender offer or cash dividend.

     Based upon these additional factors and the foregoing, we would then recommend the Independent Committee undertake the following steps:

          A. The Company should issue a cash dividend of $.60 per share, or approximately $2.8 million in the aggregate, or

          B. The Company exercises its option to purchase approximately 618,400 shares at an exercise price of $1.50 per share from Mr. Wilkerson/2/. In addition the Company should tender the public shareholders for approximately 500,000 shares at a purchase price of $1.50 per share.

----------
/1/ It is noted that, although Mr. Wilkinson's ownership interest might drop below 50%, Capitalink believes he would retain effective control.
/2/ We understand that the Company has made loans to, and guarantees on behalf of, Mr. Wilkerson. Our recommendations assume that such loans will be satisfied by Mr. Wilkerson with proceeds from the Company's exercise of the options.

     March 25, 2003
     Page 4

     Subsequent to the initial preparation of this letter in draft form, the Independent Committee further instructed us to request from the Company draft financial information for the fiscal year ended February 28, 2003. As of today's date, we have received a draft balance sheet that indicates a cash balance of approximately $4.2 million ($0.83 per share), and working capital of approximately $8.7 million. The draft balance sheet indicates a similar working capital position to, and stronger current ratio than the balance sheet as of November 30, 2002. Based upon our limited review of the draft balance sheet, we do not believe revisions are required to our recommendations set forth herein.

     Our recommendation is for the use and benefit of the Independent Committee and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time. Further, our recommendation does not consider the requirements, if any, of the Sarbenes-Oxley Act of 2002, nor have we examined such requirements, if any.

     We performed a variety of financial and comparative analyses for the purpose of rendering these recommendations. We believe that our analyses must be considered as a whole and that selecting portions of the analyses, without considering all analyses and factors, could create a misleading view of the underlying processes. The analyses we performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, we do not express any opinion as to the underlying valuation or future performance of the Company or the price at which the Company's common stock would trade at any time in the future.

     Sincerely yours,

     CAPITALINK, L.C.

BCT International, Inc.                                             Confidential
--------------------------------------------------------------------------------
Step One - Exercise Option on Wilkerson's $0.90 shares.
($ and shares balances in thousands, except per share amounts)

                                                    Option
                                    Current       Exercise (1)   Proforma Post Step One
                                 --------------   ------------   ----------------------
                                           % of                                % of
Shareholding (Basic)             Shares   Total      Shares          Shares   Total
                                 ------   -----      ------          ------   -----
   Wilkerson: $0.90 Shares          454               (454)              --
              $1.50 Shares          618                 --              618
              Other               1,618                 --            1,618
                                  -----               ----            -----
                                  2,690    52.5%      (454)           2,236    47.9%

   Other Shareholders             2,431    47.5%        --            2,431    52.1%
                                  -----   -----       ----            -----   -----
                                  5,121   100.0%      (454)           4,667   100.0%
                                  =====   =====       ====            =====   =====

Shareholding (ITM Diluted) (2)

   Wilkerson: $0.90 Shares          454               (454)              --
              $1.50 Shares          618                 --              618
              Other               1,945                 --            1,945
                                  -----               ----            -----
                                  3,018    53.1%      (454)           2,564    49.0%

   Other Shareholders             2,668    46.9%        --            2.668    51.0%
                                  -----   -----       ----            -----   -----
                                  5,686   100.0%      (454)           5,232   100.0%
                                  =====   =====       ====            =====   =====

                                                        Proforma
                             Current (3)    Cost of   Post Step One
                               Balance     Exercise      Balance
                             -----------   --------   -------------
Cash Balances

   Cash on Hand                 $4,805      $(409)       $4,396
                                ======      =====        ======
   Cash on Hand, Per Share      $ 0.94                   $ 0.94
                                ======                   ======

--------------------------------------------------------------------------------
(1) Exercise of the Company's option to buyback approximately 454,000 shares from Wi1kerson at $0.90 per share.
(2)  Includes warrants and options assumed to be in-the-money (ITM), ie. <
     $2.00.
(3)  Based on cash balances as of November 30, 2002.

Sources of information: Company financial statements and management

March 25, 2003                                                   Capitalink, L C

BCT International, Inc.                                             Confidential
--------------------------------------------------------------------------------
Step Two - Comparison of Option A and B
($ and shares balances in thousands, except per share amounts)

                                             Total Cash    % of Total   Dividend/Cost      Shares
                                            Required (1)    Cash (2)    Per Share (2)   Repurchased
                                            ------------   ----------   -------------   -----------
Step Two - Option A: Cash Dividend

   Wilkerson                                   $1,342         47.9%         $0.60             na
   Other Shareholders                           1,459         52.1%         $0.60             na
                                               ------        -----
                                               $2,800        100.0%         $0.60
                                               ======        =====

   Cash Balance, Post Step Two - Option A      $1,596
                                               ======

Step Two - Option B: Exercise Option on
   Wilkerson's $1.50 shares and initiate
   $1.50 public tender offer

   Wilkerson                                   $  928         52.2%         $1.50            618
   Other Shareholders                             750         42.2%         $1.50            500
   Estimated Costs of Public Tender Offer         100          5.6%
                                               ------        -----                         -----
                                               $1,778        100.0%         $1.59          1,118
                                               ======        =====                         =====

   Cash Balance, Post Step Two - Option B      $2,619
                                               ======

                                            % of Total Basic
                                               Shares O/S                              Issues
                                            ----------------   ------------------------------------------------------
Step Two - Option A: Cash Dividend

   Wilkerson                                      47.9%        1) Fast Implementation, requires only board approval
   Other Shareholders                             52.1%        2) Minimal or no costs
                                                 -----
                                                 100.0%        3) Dividends subject to investor's ordinary income tax
                                                 =====
   Cash Balance, Post Step Two - Option A


Step Two - Option B: Exercise Option on
   Wilkerson's $1.50 shares and initiate
   $1.50 public tender offer

   Wilkerson                                      45.6%        1) Requires SEC filings
   Other Shareholders                             54.4%        2) Longer implementation
   Estimated Costs of Public Tender Offer                      3) Costs of public tender (legal, accounting, other)
                                                 -----
                                                 100.0%        4) Tender offer proceeds subject to capital gains tax.
                                                 =====
   Cash Balance, Post Step Two - Option B

--------------------------------------------------------------------------------
(1)  See corresponding analysis.
(2) Based on basic shares oustanding post step one, of approximately 4.667 million shares.

Sources of information: Company financial statements and management

March 25, 2003                                                   Capitalink, L C

BCT International, Inc.                                             Confidential
--------------------------------------------------------------------------------
Step Two - Option A: Cash Dividend
($ and shares balances in thousands, except per share amounts)

                                                              Proforma
                                 Proforma          Cash     Post Step Two
                             Post Step One (1)   Dividend     Option A
                             -----------------   --------   -------------
Cash Balances
   Cash on Hand                   $4,396         $(2,800)      $1,596
                                  ======         =======       ======
   Cash on Hand, Per Share        $ 0.94         $ (0.60)      $ 0.34
                                  ======         =======       ======

--------------------------------------------------------------------------------
(1)  Assumed share and cash balances after completion of Step One.
(2) Based on basic shares outstanding post step one, of approximately 4.667 million shares.

Sources of information: Company financial statements and management

March 25, 2003                                                   Capitalink, L.C

BCT International, Inc.                                             Confidential
--------------------------------------------------------------------------------
Step Two - Option B: Exercise Option on Wilkerson's $1.50 shares and initiate $1.50 public tender offer
($ and shares balances in thousands, expect per share amounts)

                                    Proforma        Option Exercise &           Proforma
                                Post Step One (1)   Public Tender (2)   Post Step Two - Option B
                                -----------------   -----------------   ------------------------
                                           %of                                         %of
                                 Shares   Total          Shares              Shares   Total
                                 ------   -----          ------              ------   -----
Shareholding (Basic)
   Wilkerson:  $0.90 Shares         --                       --                  --
               $1.50 Shares        618                     (618)                 --
               Other             1,618                       --               1,618
                                 -----                   ------               -----
                                 2,236     47.9%           (618)              1,618    45.6%

   Other Shareholders            2,431     52.1%           (500)              1,931    54.4%
                                 -----    -----          ------               -----   -----
                                 4,667    100.0%         (1,737)              3,549   100.0%
                                 =====    =====          ======               =====   =====

Shareholding (ITM Diluted)(3)
   Wilkerson:  $0.90 Shares         --                       --                  --
               $1.50 Shares        618                     (618)                 --
               Other             1,945                                        1,945
                                 -----                                        -----
                                 2,564     49.0%                              1,945    47.3%
   Other Shareholders            2,668     51.0%           (500)              2,168    52.7%
                                 -----    -----          ------               -----   -----
                                 5,232    100.0%         (1,118)              4,114   100.0%
                                 =====    =====          ======               =====   =====

                              Step 1              Step 2.Opt. B
                             Proforma                Proforma
                              Balance   Cost(4)      Balance
                             --------   -------   -------------
Cash Balances
   Cash on Hand                $4,396   $(1,778)      $2,619
                               ======   =======       ======
   Cash on Hand, Per Share     $ 0.94                 $ 0.74
                               ======                 ======

--------------------------------------------------------------------------------
(1)  Assumed share and cash balances after Completion of Step One.
(2) Exercise of the Company's option to buyback approximately 618,000 shares from Wilkerson at $1.50 per share and public tender offer to buy 500,000 shares at $1.50.
(3)  Includes Warrants and options assumed to be in-the-money (ITM),ie. <$2.00.
(4) Total cost of completing $1.50 buyback from Wilkerson and through public tender offer, plus an additional $100,000 to cover administration costs of tender offer.

Sources of information: Company financial statements and management

March 25, 2003                                                   Capitalink, L.C

BCT International, Inc.                                             Confidential
--------------------------------------------------------------------------------
Cash Flow Analysis
($ in thousand, except per share amounts)

                                                              Base Case Only                        Full Plan(1)
                                                    ----------------------------------   ----------------------------------
                                                            FYB February 28/29                    FYB February 28/29
                                                    ----------------------------------   ----------------------------------
                                                      2004     2005     2006     2007      2004     2005     2006     2007
                                                    -------   ------   ------   ------   -------   ------   ------   ------
   EBITDA
      Base Case                                     $ 1,486   $1,204   $  934   $  680   $ 1,486   $1,204   $  934   $  680
      Company Stores                                     --       --       --       --       180      747      984    1,082
      Satellite Stores                                   --       --       --       --        28      517      751    1,195
                                                    -------   ------   ------   ------   -------   ------   ------   ------
   Total EBITDA                                       1,486    1,204      934      680     1,693    2,468    2,669    2,957
      Less Depreciation & Amort                         200      200      200      200       300      300      300      300
                                                    -------   ------   ------   ------   -------   ------   ------   ------
   EBIT                                               1,286    1,004      734      480     1,393    2,168    2,369    2,657
         Less Taxes                                     502      392      286      187       543      846      924    1,036
         Add Depreciation & Amort                       200      200      200      200       300      300      300      300
         Less Change in Working Capital                 233       14       10       10      (336)    (700)      77      173
         Less Capital Expenditure                       150      150      150      150     1,950    1,123      225      225
   Add Cash Received From Notes (3)                     692      692      692      692       692      692      692      692
                                                    -------   ------   ------   ------   -------   ------   ------   ------
   Free Cash Flow                                   $ 1,759   $1,368   $1,200   $1,045   $  (445)  $  490   $2,289   $2,561
                                                    =======   ======   ======   ======   =======   ======   ======   ======

Pro Forma Step One
   Opening Cash                                     $ 4,805   $6,156   $7,524   $8,724   $ 4,805   $3,952   $4,442   $6,731
   Free Cash Flow                                     1,759    1,368    1,200    1,045   $  (445)  $  490   $2,289   $2,561
   Step One (4)                                        (409)      --       --       --      (409)      --       --       --
                                                    -------   ------   ------   ------   -------   ------   ------   ------
   Closing Cash                                     $ 6,156   $7,524   $8,724   $9,769   $ 3,952   $4,442   $6,731   $9,292
                                                    =======   ======   ======   ======   =======   ======   ======   ======

Pro Forma Step Two-Option A
   Opening Cash                                     $ 4,805   $3,355   $4,724   $5,924   $ 4,805   $1,151   $1,642   $3,_31
   Free Cash Flow                                     1,759    1,368    1,200    1,045      (445)     490    2,289    2,561
   Step One (4)                                        (409)      --       --       --      (409)      --       --       --
   Step Two-Option A (5)                             (2,800)      --       --       --    (2,800)      --       --       --
                                                    -------   ------   ------   ------   -------   ------   ------   ------
   Closing Cash                                     $ 3,355   $4,724   $5,924   $6,968   $ 1,151   $1,642   $3,931   $6,492
                                                    =======   ======   ======   ======   =======   ======   ======   ======

Pro Forma Step Two-Option B
   Opening Cash                                     $ 4,805   $4,378   $5,747   $6,946   $ 4,805   $2,174   $2,664   $4,953
   Free Cash Flow                                     1,759    1,368    1,200    1,045      (445)     490    2,289    2,561
   Step One (4)                                        (409)      --       --       --      (409)      --       --       --
   Step Two - Option B (6)                           (1,778)      --       --       --    (1,778)      --       --       --
                                                    -------   ------   ------   ------   -------   ------   ------   ------
   Closing Cash                                     $ 4,378   $5,747   $6,946   $7,991   $ 2,174   $2,664   $4,953   $7,515
                                                    =======   ======   ======   ======   =======   ======   ======   ======

                                                    Full Plan (Deferred Company Store Expansion)(2)
                                                    -----------------------------------------------
                                                                  FYB February 28/29
                                                    -----------------------------------------------
                                                            2004     2005     2006     2007
                                                          -------   ------   ------   ------
   EBITDA
      Base Case                                           $ 1,486   $1,204   $  934   $  680
      Company Stores                                           80      496      901    1,049
      Satellite Stores                                         28      517      751    1,195
                                                          -------   ------   ------   ------
   Total EBITDA                                             1,593    2,217    2,585    2,924
      Less Depreciation & Amort                               300      300      300      300
                                                          -------   ------   ------   ------
   EBIT                                                     1,293    1,917    2,285    2,624
         Less Taxes                                           504      748      891    1,023
         Add Depreciation & Amort                             300      300      300      300
         Less Change in Working Capital                      (336)    (700)      77      173
         Less Capital Expenditure                           1,050    1,125    1,125      225
   Add Cash Received, From Notes (3)                          692      692      692      692
                                                          -------   ------   ------   ------
   Free Cash Flow                                         $   395   $  337   $1,338   $2,541
                                                          =======   ======   ======   ======

Pro Forma Step One
   Opening Cash                                           $ 4,805   $4,791   $5,128   $6,466
   Free Cash Flow                                         $   395   $  337   $1,338   $2,541
   Step One (4)                                              (409)      --       --       --
                                                          -------   ------   ------   ------
   Closing Cash                                           $ 4,791   $5,128   $6,466   $9,007
                                                          =======   ======   ======   ======

Pro Forma Step Two - Option A
   Opening Cash                                           $ 4,805   $1,9_0   $2,327   $3,665
   Free Cash Flow                                             395      337    1,338    2,541
   Step One (4)                                              (409)      --       --       --
   Step Two - Option A (5)                                 (2,800)      --       --       --
                                                          -------   ------   ------   ------
   Closing Cash                                           $ 1,990   $2,327   $3,665   $6,206
                                                          =======   ======   ======   ======

Pro Forma Step Two - Option B
   Opening Cash                                           $ 4,805   $3,013   $3,350   $4,688
   Free Cash Flow                                             395      337    1,338    2,541
   Step One (4)                                              (409)      --       --       --
   Step Two - Option B (6)                                 (1,778)      --       --       --
                                                          -------   ------   ------   ------
   Closing Cash                                           $ 3,013   $3,350   $4,688   $7,229
                                                          =======   ======   ======   ======

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(1)  Assumes base case, company owned stores and satellite store initiatives are implemented.
(2) Assumes the delayed purchase of two company owned stores and assuming only one store is purchased each year between 2004 and 2006.
(3)  Based on company's projections of probable receipts for fiscal year 2004.
(4) Exercise of the company's option to buyback approximately 454,000 shares from Wilkerson at $0.90 per share.
(5)  Cash dividend of approximately $0.60 per share.
(6) Exercise of the Company's option to buyback approximately 618,000 shares from Wilkerson at $1.50 per share and public lender offer to buy 500,000 shares at $1.50

Sources of information Company Financials, Management and SEC fillings.

March 23, 2003                                                   Capitalink, L C

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